January 20, 2006
Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Golden Telecom, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 14, 2005

Form 10-Q for the quarter ended September 30, 2005
File No. 0-27423
Dear Mr. Spirgel:
     Thank you for your letter dated December 21, 2005 setting forth the comments of the Staff of the Securities and Exchange Commission on Golden Telecom, Inc.’s Form 10-K for the fiscal year ended December 31, 2004, filed on March 14, 2005 and also on Golden Telecom, Inc.’s Form 10-Q for the quarter ended September 30, 2005 (File number 0-27423) filed on November 8, 2005.
     In connection with our responses to the Staff’s comments, Golden Telecom, Inc. hereby acknowledges that:
•	Golden Telecom, Inc. is responsible for the adequacy and accuracy of the disclosures of the filing;

•	Staff comments or changes in disclosure in responses to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Golden Telecom, Inc. may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Set forth below is a response to each of the comments raised by the Staff in its comment letter, a copy of which is attached. Each response is numbered to correspond to the number of the applicable comment in the comment letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
Note 2. Summary of Significant Accounting Policies, page 71
Note 5. Business Combinations and Venture Transactions, page 98
Note 6. Investments in and Advances to Ventures, page 93

Form 10-K for the fiscal year ended December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
1. You attribute certain factors to the 75% increase in Selling, General and Administrative expenses, including “reserves and write-offs of unrecoverable value-added taxes in certain subsidiaries.” Please tell us in more detail about the reserves and write-offs that you refer to.
Response
In our discussion of the increase in Selling, General and Administrative expenses, we attributed part of the increase to “reserve and write-offs of unrecoverable value-added taxes (“VAT”) in certain subsidiaries.
In accordance with the Russian Tax Code, VAT is charged by the Company’s Russian subsidiaries on most services provided to customers. When the respective subsidiaries purchase goods and services from their suppliers, these purchases are also subject to VAT that is paid to suppliers.
VAT paid to suppliers on the Company’s purchases is available for offset against VAT collected from customers and payable to the Russian State Budget, provided that all offset conditions specified in the Russian Tax Code are met prior to the actual offset. If the conditions for offset specified in the Russian Tax Code are not met, VAT paid to suppliers on purchases is not recoverable from the Russian State Budget.
VAT paid on purchases is available for offset against VAT on sales if three primary conditions exist:
•	The underlying expenditure relates to the entity’s revenue producing activities;
•	The cash payment (including the VAT amount) on such purchases has actually occurred; and
•	The Company is in possession of prescribed documentation at the time of offset. In addition to the special VAT invoice which is obtained at the time of payment, various other forms of documentation are required to be accumulated supporting the Company’s compliance with the above conditions.
When purchases are made, the Company performs an internal review to evaluate the possibility of future VAT offset. To the extent that the Company identifies reasons for which the VAT on purchases will not be recoverable through future offset against VAT on sales, those amounts are recorded as a component of the underlying expense incurred and/or the asset purchased. Likewise, a VAT receivable is recorded if (1) initial support for payment exists in the form of a VAT invoice, (2) no conditions are identified indicating that future VAT offset will not occur and (3) past experience supports recovery.

Until the time that all conditions of offset are met and the Company has also complied with the provisions of FIN 39, VAT on purchases is recorded as a VAT receivable and not offset against VAT payables in the Company’s consolidated financial statements. We believe that this accounting is consistent among all Russian companies. Subsequent reviews are performed in connection with the preparation of VAT returns to ensure that previous assertions remain valid, actual cash payments have been made and the required documentation has been collected supporting offset. At that time, the VAT receivable amount is offset against VAT payable as shown on the Company’s VAT return.
The term “reserves and write-offs” refers to approximately $2.4 million of VAT receivable balances that were expensed during the year ended December 31, 2004. The amounts were expensed as the Company ultimately concluded that the amounts could not be supported by all required documentation for offset.
2. You state that you expect cash flow from operations to be sufficient if large or numerous acquisitions do not take place. However, the listing of funding options that you provide in the event that you do make large or numerous acquisitions is general in nature and does not provide that reader with a clear picture of how you would supplement your operational cash flows if necessary. In future filings, please revise to clarify.
Response
We hereby advise the Staff that we will include in our 2005 Annual Report on Form 10-K and future filings a revised discussion of funding options to provide the reader with a clearer picture of how we would supplement our operational cash flows, if necessary due to large or numerous acquisitions.
3. It appears that bad debt expense increased over 180%, contributing over 13% to the total increase in Selling, General and Administrative expenses from 2003 to 2004. In future filings, revise to explain the significant reasons for this increase.
Response
We hereby advise the Staff that we will include in our 2005 Annual Report on Form 10-K and future filings significant explanations for the increase in bad debt expense.

Consolidated Financial Statements, page 69
4. In future filings, revise to include dividends received from affiliated companies as a cash inflow from operating activities in accordance with paragraph 22(b) of SFAS No. 95.
Response
We hereby advise the Staff that we will revise our statements of cash flows to include distributions received from affiliated companies that are returns on our investment as a cash inflow from operating activities in accordance with paragraph 22(b) of SFAS No. 95 in our 2005 Annual Report on Form 10-K and in future filings.
In accordance with paragraph 16(b) of SFAS No. 95, we will include distributions received from affiliated companies that are returns of our investment as a cash inflow from investing activities. These returns of investment are primary limited to the 2003 distributions referred to in our response to the Staff’s comment on No. 8 below.
Note 2. Summary of Significant Accounting Policies, page 71
5. Revise to include a description of your accounting policy for equity method investments whose losses exceed their carrying value.
Response
We hereby advise the Staff that we will revise our disclosure of our “Summary of Significant Accounting Policies and New Accounting Pronouncements” in our 2005 Annual Report on Form 10-K and future filings to include our accounting policy for equity method investments whose losses exceed their carrying value.
In accordance paragraph 19(i) of APB No. 18, we will include the following policy within the Principles of Consolidation section in our footnote “Summary of Significant Accounting Policies and New Accounting Pronouncements”:
The Company will discontinue applying the equity method of accounting for the Company’s equity method investments when the share of the investees losses reduces the investments in and advances to ventures to zero. Thereafter, the Company will not provide for additional losses unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further support for the investee. If the investee subsequently reports net income, the Company will resume applying the equity method only after the Company’s share of net income equals the share of net losses not recognized during the period the equity method was suspended.

6. In future filings include your accounting policy for sales of subsidiary stock.
Response
We hereby advise the Staff that we will revise our disclosure of our “Summary of Significant Accounting Policies and New Accounting Pronouncements” in our 2005 Annual Report on Form 10-K and future filings to include our accounting policy for sales of subsidiary stock.
In accordance with Staff Accounting Bulletin Topic 5H, we will include the following policy in our footnote “Summary of Significant Accounting Policies and New Accounting Pronouncements":
In accordance with Staff Accounting Bulletin Topic 5H, the Company recognizes gains in its consolidated statement of operations for sales of subsidiary stock where the value of the proceeds can be objectively determined and realization of the gain is reasonably assured. The Company accounts for sales of subsidiary stock where the value of the proceeds can not be objectively determined or realization of the gain is not reasonably assured as an equity transaction in the Company’s consolidated financial statements. Once the accounting treatment of the gain or loss on issuance of shares by a specific subsidiary was determined, the Company consistently follows that treatment for all future issuances of shares by that particular subsidiary.
Note 5. Business Combinations and Venture Transactions, page 98
7. We refer to your 2004 acquisitions. It appears that the amounts assigned to other intangible assets are significant in relation to the aggregate cost of your acquired entities. In future filings, and in compliance with paragraph 53(d) of SFAS No. 141, revise to disclose the total amount assigned to each major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class. If the total amount of goodwill acquired is significant in relation to the aggregate cost of your acquired entities in 2004, please also revise to disclose the information required in paragraph 52(c) of SFAS. 141.
Response
We hereby advise the Staff that we will include in our 2005 Annual Report on Form 10-K and in future filings an expanded disclosure of the total amounts assigned to each major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class in order to improve disclosures required in paragraph 53(d) of SFAS No. 141. In addition, we will include in our 2005 Annual Report on Form 10-K and in future filings information required by paragraph 52(c) of SFAS No. 141.
We hereby advise the Staff that we will include in our 2005 Annual Report on Form 10-K the following additional disclosure concerning our 2004 acquisitions:
The Company’s consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $7.4 million to telecommunications services contracts intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $2.2 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $1.9 million of this goodwill has been assigned to Business and Corporate Services reportable segment and approximately $0.3 million of this goodwill has been assigned to Carrier and Operator Services reportable segment. In accordance with SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets, the Company will not amortize the goodwill recorded in connection with the above acquisitions. The goodwill will be tested for impairment at least annually.
Note 6. Investments in and Advances to Ventures, page 93
8. Please tell us your basis in accounting, specifying the appropriate accounting literature, for recording the 2003 dividend as income, after the suspension of equity method accounting for your investment in MCT. Please also tell us why you “believe” that your share of income resulting from the sale of assets that MCT has made would not exceed losses that were previously recognized once the investment had been reduced to zero.
Response
According to APB No. 18, paragraph 19(i), an investor’s share of losses of an investee may equal or exceed the carrying amount of an investment accounted for by the equity method plus advances made by the investor. The investor ordinarily should discontinue applying the equity method when the investment (and net advances) is reduced to zero and should not provide for additional losses unless that investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.
During the year ended December 31, 2002, we recognized equity in losses related to our investment in MCT of $5.1 million, reducing the carrying value of our investment in MCT to zero. Therefore, in accordance with APB No. 18 paragraph 19(i), we discontinued applying the equity method of accounting for our investment in MCT as we concluded, based on the limited financial information provided to us by MCT, that MCT continued to incur losses through 2002.
In 2003, MCT sold its investments in certain telecommunications holdings and thereafter declared a cash distribution of $1.90 per common share to shareholders of record as of October 27, 2003, which was received in cash in November. Our portion of this cash distribution was approximately $4.7 million. At the time of the sale of its investments by MCT, we concluded based on the most recent available financial information from MCT that our share of gain from sale of investments by MCT did not exceed our share of the accumulated losses that had previously not been recognized once the investment in MCT had been reduced to zero. Therefore, we did not recognize any income at that time. Under the equity method of accounting, actual distributions received are recorded as a reduction of the investment. In recording the actual receipt of the cash distribution the MCT investment balance was reduced to a negative $4.7 million balance. Therefore, we recorded this distribution as income in our 2003 consolidated statement of operations and as a return of investment in our 2003 consolidated statement of cash flows by restoring the negative investment account to zero.

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     Please call me at (011 7 095) 797-9300 or via fax at (011-7-095) 797-9332 if you have questions or require additional information.
Very truly yours,
/s/ NIKOLAY TOKAREV
Nikolay Tokarev
Interim Chief Financial Officer and Treasurer
(Principal Financial Officer)